[redacted]

SECUR 13014421 SI

RECEIVED 2013 AUG 30 PM 2:28 SEC / TM

OMB Approval
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-054359 26019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INVESTORS PROPERTIES, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 THOMAS POINT ROAD
(No. and Street)

ANNAPOLIS	MD	21403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. LEE SLAGLE (410)-263-1420
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 9/11/13
DD 9/20/13
KW 9/16/13

OATH OR AFFIRMATION

I, C. LEE SLAGLE, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of INVESTORS PROPERTIES, INC., as of June 30, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Com. Exp 12/04/2015

DANIEL ALLEN EARLY NOTARY PUBLIC ANNE ARUNDEL CO.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS PROPERTIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2013

INVESTORS PROPERTIES, INC.
STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT
JUNE 30, 2013

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
Investors Properties, Inc.
Annapolis, MD

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Investors Properties, Inc. (the Company) as of June 30, 2013, that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Investors Properties, Inc. as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
August 29, 2013

INVESTORS PROPERTIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

CURRENT ASSETS

Cash	$	33,796
Commissions Receivable		659
Investment		114,765
Total Assets	$	149,220

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	100
STOCKHOLDERS' EQUITY		
Common Stock		1,000
Additional Paid-In Capital		60,300
Retained Earnings		87,820
Total Stockholders' Equity		149,120
Total Liabilities and Stockholders' Equity	$	149,220

See accompanying Notes to Financial Statements.

NOTE 1 – ORGANIZATION & SIGNIFICANT ACCOUNTING POLICIES

Organization - Investors Properties, Inc. (the Company) is a securities broker/dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA).

Accounting Basis - The financial statements are prepared on the accrual basis of accounting.

Securities Transactions - Securities transactions and any related gains or losses on sales are recorded on a trade date basis.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write- off method is not materially different from the results that would have been obtained had the allowance method been followed.

Income Taxes - The Company accounts for income taxes using the liability method, under which deferred tax assets and liabilities are determined based on the differences between financial statement and tax basis carrying amounts. As of June 30, 2013, no provision for deferred tax has been made due to the uncertainty of realizing it in the future.

NOTE 2 - FAIR VALUE MEASUREMENT

All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 3 – USE OF ESTIMATES

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

NOTE 4 – INVESTMENT

At June 30, 2013, the Company's investment is comprised entirely of NASDAQ stock and is carried at market value.

NOTE 5 – NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness, as defined to net capital, as defined, shall not exceed 15 to 1. The Company had net capital and net capital requirements computed under these provisions as follows:

Net capital	$ 117,149
Net capital requirement	$ 5,000

NOTE 6 – OTHER REGULATORY REQUIREMENTS
The Company does not hold any funds or securities for the account of customers and limits its business to mutual funds and variable annuities. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(1).

NOTE 7 - SUBSEQUENT EVENTS
Management has evaluated subsequent events through August 29, 2013, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.